FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 11, 2020
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 11, 2020, Optibase Ltd. (the “Company”) announced that its wholly owned European subsidiary, Optibase Bavaria GmbH & Co. KG, had entered into a definitive agreement with an unrelated third party buyer, to sell its retail portfolio in Germany comprised of twenty-seven (27) separate commercial properties, located in Bavaria, Germany, for an aggregate cash consideration of EUR 35 million (app. $38.9).

The closing of the transaction is subject, among other things, to customary conditions, including (i) the waiver of a right of first refusal by the main tenant; and (ii) the waiver by the local municipalities of their right of first refusal on each of the properties. The exercise of the right of first refusal in regard to certain properties, will not affect the closing of the transaction with respect to the other properties.

The closing will be conducted in tranches with respect to certain groups of properties and is expected to occur over the course of first and second quarters of 2020.

On February 11, 2020, the Company issued a press release entitled “Optibase Ltd. Announces The Sale Of Its German Commercial Properties Portfolio”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated February 11, 2020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: February 11, 2020